SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC  20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                              (Amendment No.       )

                          Delco Remy International, Inc.
                                 (Name of Issuer)

                               Class A Common Stock
                          (Title of Class of Securities)

                                   246626 10 5
                                 (CUSIP number)

                         David B. Liner, Corporate Counsel
              MascoTech, Inc., 21001 Van Born, Taylor, Michigan 48180
                                  (313)274-7405
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               December 22, 1997
            (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]






                      (Page 1 of 31 Pages)

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CUSIP No.246626 10 5            13D Page 2 of 31 Pages

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      MascoTech, Inc.
      38-2513957

2)    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (A) [ ](B) [ ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS
      00

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7)    SOLE VOTING POWER
            3,025,424 shares

      8)    SHARED VOTING POWER
            0

      9)    SOLE DISPOSITIVE POWER
            3,025,424 shares

      10)   SHARED DISPOSITIVE POWER
            0

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,025,424 shares

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.6%

14)   TYPE OF REPORTING PERSON
      CO


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CUSIP No. 246626 10 5          13D                    Page 3 of 31 Pages


ITEM 1.     SECURITY AND ISSUER.


      This Schedule relates to the Class A Common Stock, par value $.01 per share, of Delco Remy International, Inc. ("DRI"), 2902 Enterprise Drive, Anderson, Indiana 46013.

ITEM 2.     INDEMNITY AND BACKGROUND

Information Relating to MascoTech, Inc. as of February 28, 1998.

      a) This Schedule is being filed by MascoTech, Inc., a Delaware corporation ("MascoTech").

      b) The principal executive and business offices of MascoTech are located at 21001 Van Born Road, Taylor, Michigan 48180.

      c) MascoTech is a supplier of metal formed components primarily for vehicle engine and drivetrain applications and automotive aftermarket products. MascoTech is also a diversified manufacturer of proprietary products, including specialty fasteners, towing systems, specialty container products and other industrial products.

Information Relating to the Executive Officers and Directors of MascoTech as of February 28, 1998.

(a) and (b)             (c)
                                          Present Principal Occupation
Name and Business Address                 and Position with MascoTech

Richard A. Manoogian                      Chairman of the Board;
21001 Van Born Road                       Director of MascoTech
Taylor, Michigan 48180

Peter A. Dow                              Private Investor; Director of
191 Ridge Road                            MascoTech
Grosse Pointe Farms, Michigan
                        48236

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CUSIP No. 246626 10 5           13D              Page 4 of 31 Pages


Roger T. Fridholm                         President of The St. Clair
The St. Clair Group, Inc.                 Group, Inc.; Director of
15840 Lakeview                             MascoTech
Grosse Pointe, Michigan 48230

Eugene A. Gargaro, Jr.                    Vice President and Secretary
21001 Van Born Road                       of Masco Corporation; Director
Taylor, Michigan 48180                    and Secretary of MascoTech

Frank M. Hennessey                        Vice Chairman and Chief
21001 Van Born Road                       Executive Officer; Director
Taylor, Michigan 48180                    of MascoTech

William K. Howenstein                     President of TMX Division of
400 Renaissance Center                    Thyssen Inc., N.A.;
Suite 3900                                Director of MascoTech
Detroit, Michigan 48243

John A. Morgan                            Partner, Morgan Lewis Githens
767 Fifth Avenue                          & Ahn; Director of MascoTech
44th Floor
New York, New York 10153

Brian P. Campbell                         President and Co-Chief Operating
315 East Eisenhower Parkway               Officer of MascoTech
Ann Arbor, Michigan 48108

Lee M. Gardner                            President and Co-Chief Operating
21001 Van Born Road                       Officer of MascoTech
Taylor, Michigan 48180

Timothy Wadhams                           Senior Vice President-Finance
21001 Van Born Road                       and Chief Financial Officer
Taylor, Michigan 48180

General

      d) MascoTech has not been and, to the best of MascoTech's knowledge, none of the above-named persons has been convicted in a criminal proceeding during the last five years.

CUSIP No.246626 10 5           13D                          Page 5 of 31 Pages


      e) MascoTech has not and, to the best of MascoTech's knowledge, none of the above-named persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Effective December 22, 1997, MascoTech, through its wholly-owned subsidiary, exchanged $3.9 million principal amount of DRI 11% Junior Subordinated Notes due 2004 held by MascoTech for 505,424 shares of Class A Common Stock, par value $.01 per share, of DRI.

ITEM 4.     PURPOSE OF TRANSACTION.

      As stated in Item 3 above, MascoTech, through its wholly-owned subsidiary, received 505,424 shares of DRI Class A Common Stock in exchange for $3.9 million principal amount of DRI 11% Junior Subordinated Notes it held. Depending upon market conditions and other factors, MascoTech may acquire additional shares of Common Stock of DRI in the open market, by private purchase or otherwise, or alternatively, MascoTech may dispose of some or all of the DRI Common Stock owned by it, or could seek to pursue one or more of the other transactions contemplated by clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

      After giving effect to the exchange of the 11% Junior Subordinated Notes for shares of Class A Common Stock, as of December 22, 1997, MascoTech beneficially owned 3,025,424 shares of DRI Common Stock or approximately 18.6% of the DRI Class A Common Stock then outstanding. MascoTech, through its wholly-owned subsidiary, has sole voting power and sole power to dispose of or direct the disposition of the DRI Class A Common Stock held by it. MascoTech had no other transactions in DRI Common Stock during the 60 days preceding the exchange of the Notes for Class A Common Stock through the date hereof.

CUSIP No.246626 10 5           13D                         Page 6 of 31 Pages

      None of the persons identified in response to Item 2 above beneficially owns any shares of DRI Common Stock except for Messrs. Dow and Gargaro, who each owns 10,000 shares of Class A Common Stock acquired in open market purchases on the New York Stock Exchange. Mr. Dow acquired 7,000 shares at $12 5/8, 1,200 shares at $12 9/16 and 1,000 shares at $12 11/16 on January 28,
1998 and 800 shares at $12 5/8 on January 29, 1998. Mr. Gargaro acquired 10,000 shares on January 29, 1998 at $13 1/2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      In connection with its initial investment in DRI, MascoTech (through a wholly-owned subsidiary) entered into a Securities Purchase and Holders Agreement, with certain other holders of DRI securities, which agreement was amended and restated as of December 22, 1997 (the "Stockholders Agreement") in connection with a public equity offering by DRI. The parties to the Stockholders Agreement agreed to vote their shares of DRI common stock in favor of the Board of Directors of DRI being composed of seven persons as follows:
Harold K. Sperlich (so long as he continues to serve as Chairman of the Board of Directors of DRI); one individual nominated by MascoTech's subsidiary; two individuals nominated by Citicorp Venture Capital Ltd. ("CVC"); James R. Gerrity (so long as he continues to serve as an officer of or a consultant to
DRI); Thomas J. Snyder (so long as he continues to serve as President of DRI); and one independent nominated by the Board of Directors. In addition, the parties agreed to vote their shares in favor of any proposal by CVC or MascoTech's subsidiary (i) to remove directors nominated by CVC or MascoTech or (ii) to fill directorships vacated by directors nominated by CVC or MascoTech. If as a result of a sale or sales CVC or MascoTech's subsidiary own less that 7% of the Common Stock of DRI, then their respective right to
nominate directors will cease.   The Stockholders Agreement also provides for
certain restrictions on the transfer of shares owned by parties who are employees of DRI or its subsidiaries. The voting agreement contained in the Stockholder Agreement terminates July 28, 2004 unless extended as provided under Delaware General Corporation Law. The foregoing description is qualified in its entirety by the Stockholder Agreement, which is incorporated herein by reference and attached hereto as Exhibit 1.

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CUSIP No. 246626 10 5         13D                        Page 7 of 31 Pages

      MascoTech (through a wholly-owned subsidiary) is also a party to a Registration Rights Agreement dated July 24, 1994 with DRI, pursuant to which certain holders, including MascoTech, have the right, subject to certain restrictions, to require DRI to include shares held by them in any registration statement filed by DRI with the Securities and Exchange Commission, subject to certain limited exceptions. DRI has agreed to pay certain expenses relating to any registration of the shares effected pursuant to this agreement and to indemnify such holders against certain liabilities in connection with any such registration. The foregoing description is qualified in its entirety by the Registration Rights Agreement, which is incorporated herein by reference and included as Exhibit 2 hereto.

      In connection with DRI's public equity offering, the Company agreed, subject to certain exceptions, not to offer, sell or transfer any shares of DRI Common Stock for a period of 180 days after the offering without the prior written consent of Morgan Stanley & Co. Incorporated

      To the best of its knowledge none of the individuals referred to in response to Item 2 above, has any material contract, arrangements, understandings or relationships with any person with respect to any securities of DRI.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      1. Amended and Restated Securities Purchase and Holders Agreement, dated December 22, 1997, by and among Delco Remy International, Inc., Citicorp Venture Capital Ltd., World Equity Partners, L.P., MascoTech Automotive Systems Group, Inc. (now known as MASG Disposition, Inc.) and the persons signatory thereto.

      2. Registration Rights Agreement for Common Stock dated July 29, 1994, by and among DR International, Inc., Citicorp Venture Capital Ltd., World Equity Partners, L.P., MascoTech Automotive Systems Group, Inc., (now known as MASG Disposition, Inc.), Harold K. Sperlich, James R. Gerrity and certain management investors. Incorporated by reference to the Exhibits filed with the Registration Statement on Form S-1 of Delco Remy International, Inc., Reg. No. 333-37675.

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CUSIP No. 246626 10 5         13D               Page 8 of 31 Pages


                                     SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 26, 1998                      MASCOTECH, INC.


                                    By/s/Timothy Wadhams
                                      Timothy Wadhams
                                      Senior Vice President - Finance
                                  and Chief Financial Officer




                                   EXHIBIT INDEX


      1. Amended and Restated Securities Purchase and Holders Agreement, dated December 22, 1997, by and among Delco Remy International, Inc., Citicorp Venture Capital Ltd., World Equity Partners, L.P., MascoTech Automotive Systems Group, Inc. (now known as MASG Disposition, Inc.) and the persons signatory thereto.

      2. Registration Rights Agreement for Common Stock dated July 29, 1994, by and among DR International, Inc., Citicorp Venture Capital Ltd., World Equity Partners, L.P., MascoTech Automotive Systems Group, Inc., (now known as MASG Disposition, Inc.), Harold K. Sperlich, James R. Gerrity and certain management investors. Incorporated by reference to the Exhibits filed with the Registration Statement on Form S-1 of Delco Remy International, Inc., Reg. No. 333-37675.